

Mail Stop 3720

September 1, 2009

Mr. Jerome S. Flum
Chief Executive Officer
Creditriskmonitor.com, Inc.
704 Executive Boulevard, Suite A
Valley Cottage, NY 10989

  Re: Creditriskmonitor.com, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Filed March 23, 2009
   File No. 001-08601

Dear Mr. Flum:

  We have reviewed your response dated August 28, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

  We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 12

1. We note your response to comment three from our letter dated August 11, 2009 as well as your proposed disclosure. Please explain in greater detail how the disclosure of the number of your subscribers would enable your competitors to determine otherwise confidential subscription pricing. We note that the pricing for certain of your subscription services is disclosed on your website. Please further revise your disclosure in future filings to reflect any changes in the number of subscribers for the periods being presented as a percentage of your total number of subscribers. Please include this disclosure for each type of service the company offers.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely
/s

Larry Spirgel
Assistant Director